UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2014

Commission File Number: 001-35755

Delta Technology Holdings Limited

16 Kaifa Avenue

Danyang, Jiangsu, China 212300

Tel: +86 511-8673-3102
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

On October 30, 2014, Delta Technology Holdings Limited (the “Company”) received notice from The NASDAQ Stock Market LLC (“NASDAQ”) that following the Company’s initial business combination on September 19, 2014, the Company’s warrants, trading under the symbol “CISAW”, do not comply with NASDAQ Listing Rule 5560(a) because the class of equity securities underlying the warrants, the ordinary shares, are not currently traded on Nasdaq.

As a result and in accordance with NASDAQ Listing Rule 5810(c), NASDAQ determined to delist the Company’s warrants from NASDAQ. The Company is appealing the determination. However, there can be no assurance that the Company will be able to regain or subsequently maintain compliance with the requirements of Rule 5560(a) of the NASDAQ Listing Rules. Failure to maintain listing on NASDAQ of the Company’s securities may have a material adverse effect on the price or liquidity of the securities.

Exhibits

Exhibit Number	Description
99.1	Press Release dated November 03, 2014

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 04, 2014	Delta Technology Holdings Limited

	By:	/s/ Xin Chao
Name: Xin Chao
Title: Chief Executive Officer